UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

SecureAlert, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

81373R109
(CUSIP Number)

RENÉ KLINKHAMMER
c/o Sapinda Deutschland GmbH
Friedrichstr. 95
10117 Berlin, Germany
49-30-2061-870
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 7, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 81373R109

1	NAME OF REPORTING PERSON RENÉ KLINKHAMMER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION GERMANY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,375,318 *
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,375,318 *
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,375,318 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

* Includes 1,530,000 Shares issuable upon conversion of 255 shares of Series D Convertible Preferred Stock and 200,000 Shares issuable upon exercise of stock purchase warrants.

CUSIP NO. 81373R109

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, $0.0001 par value per share (the “Shares”), of SecureAlert, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 150 West Civic Center Drive, Suite 100, Sandy, Utah  84070.

Item 2.	Identity and Background.

(a)           This statement is filed by René Klinkhammer.  Mr. Klinkhammer is referred to as the “Reporting Person.”

(b)           The principal business address the Reporting Person is c/o Sapinda Deutschland GmbH, Friedrichstr. 95, 10117 Berlin, Germany.

(c)           Mr. Klinkhammer is an employee of Sapinda Deutschland GmbH, a privately-owned investment company based in Berlin.  Mr. Klinkhammer is also a director of the Issuer.

(d)           The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of Germany.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares beneficially owned by Mr. Klinkhammer includes 255 shares of Series D Convertible Preferred Stock (the “Series D Preferred”), convertible into 1,530,000 Shares, received from his employer as part of his compensation, 45,318 Shares granted to the Reporting Person in lieu of payment of cash dividends on his shares Series D Preferred, 200,000 Shares issuable upon exercise of stock purchase warrants awarded to him in his capacity as a director of the Issuer and 600,000 Shares awarded to him in his capacity as a director of the Issuer.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the Shares based on his belief that the Shares, when acquired, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or decrease his position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

CUSIP NO. 81373R109

The Reporting Person has served as a member of the Board of Directors of the Issuer (the “Board”) since 2010.  In his capacity as a member of the Board, Mr. Klinkhammer has had meetings with other members of the Board and management of the Issuer in advance of the Issuer’s 2011 Annual Meeting of Shareholders (the “Annual Meeting”) regarding certain matters, including the composition of the Board.

In addition, as further described in Item 6 below, in connection with the Annual Meeting the Reporting Person has received revocable voting proxies (the “Proxies”) from certain shareholders of the Issuer.  The ten Proxies cover an aggregate of 133,896,990 Shares (such Shares, the “Proxy Shares”), including 70,920,000 Shares underlying 11,820 Series D Preferred shares that vote with the Shares at the conversion rate of 6,000 Shares for each share of Series D Preferred.  As a result, Mr. Klinkhammer has the discretion to vote the equivalent of an aggregate of 136,272,308 Shares at the Annual Meeting.  Mr. Klinkhammer expressly disaffirms the existence of a group with regard to the Proxy Shares (or any securities of the Issuer convertible into or exercisable for Shares) and disclaims beneficial ownership of any securities owned by holders of the Proxy Shares.  Mr. Klinkhammer may use such Proxies in his discretion to vote for some or all of the directors in the Issuer’s slate of directors up for election at the Annual Meeting or such other candidates as he shall determine.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  In his capacity as a director of the Issuer, the Reporting Person may with other directors develop and/or discuss plans or proposals that relate to or would result in the occurrence of any transaction or event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by the Reporting Person named herein is based upon 503,623,428 Shares outstanding, which is the total number of Shares outstanding as of October 1, 2011 as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 25, 2011.

As of the close of business on December 16, 2011, the Reporting Person was the direct beneficial owner of 2,375,318 Shares, including 1,530,000 Shares issuable upon conversion of 255 shares of Series D Preferred and 200,000 Shares issuable upon exercise of stock purchase warrants, constituting less than 1% of the Shares outstanding.  As described in greater detail in Items 4 and 6, the Reporting Person has been granted revocable proxies enabling him to vote the equivalent of an aggregate of 133,896,990 Shares at the Annual Meeting which, together with the Shares he directly beneficially owns constitutes approximately 23.6% of the Shares outstanding.  Mr. Klinkhammer expressly disaffirms the existence of a group with regard to these Shares (or any securities of the Issuer convertible into or exercisable for Shares) and disclaims beneficial ownership of these Shares.

(b)           The Reporting Person has sole dispositive power with respect to 2,375,318 Shares.  As described in greater detail in Items 4 and 6, the Reporting Person has been granted revocable proxies enabling him to vote an equivalent of an aggregate of 133,896,990 Shares at the Annual Meeting which, together with the Shares he directly beneficially owns gives him sole voting power over an equivalent of an aggregate of 136,272,308 Shares at the Annual Meeting.  Mr. Klinkhammer expressly disaffirms the existence of a group with regard to these Shares (or any securities of the Issuer convertible into or exercisable for Shares) and disclaims beneficial ownership of these Shares.

(c)           Not applicable.

CUSIP NO. 81373R109

(d)           No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares other than with respect to the Proxy Shares.  To the Reporting Person’s knowledge, the holders of the Proxy Shares have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Proxy Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person has received Proxies relating to the Annual Meeting from certain shareholders of the Issuer.  The ten Proxies authorize the Reporting Person to represent and vote, in his own discretion, at the Annual Meeting all Shares or Series D Preferred held of record as of the record date for the Annual Meeting by the holders of Shares covered by the Proxies.  A form of Proxy is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1           Form of Revocable Proxy.

CUSIP NO. 81373R109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2011	/s/ René Klinkhammer
RENÉ KLINKHAMMER